INVEST IN **TASTES MARKETS, INC.**

WeWork of Grocery Stores. We retrofit spaces & lease shelves to local food brands.

PITCH VIDEO   INVESTOR PANEL


BREAD
MEAT & CHEESE

tastesfarmersmarket.com   Austin TX

Food   Retail   Real Estate   Farming   Sustainability

LEAD INVESTOR



Ben Bradley

I whole heartedly believe that local supply chains are the future. This model gives local vendors a chance to actually compete with the large brands and handful of corporate leaders that currently exist across product categories. I see a capable, experienced team of leaders who've done so much work already around the value proposition and getting this off the ground. Finally, it makes business sense and is highly scalable. When you combine all of this (market need, strong leadership and strong financials), you have a perfect storm ripe for investment and growth. Very excited to join the team on this journey and we invite you all to come along as well!

Invested $25,000 this round & $25,000 previously

Highlights

1. Simple model - we are landlords of shelf spaces & hundreds of local food brands are signing up.
2. Impressive Proof of Concept - 80% shelf spaces reserved with all deposits in hand by Jan of 2022
3. Food brands sell direct - we have low inventory costs, labor costs, operational costs.
4. 1 store nets $3.24M (at maturity) x 264 stores in USA = $855M. Estimated net in Europe is $1.7B.
5. Traditional Grocers net average of 2% compared to our net of 34%
6. Consumers pay source direct pricing because they buy direct from local producers.
7. Consumers vote for products they want on shelves. We are the 1st democratized grocer in the world.

Our Team



Cheryl Cunningham Founder and CEO

As a seasoned entrepreneur with 20 years of startup experience as Founder and CEO, I offer capital, know-how, and proven successes from small to Fortune 500 companies. I am committed to the wise stewardship of your investment and it's growth.

Our food retail system is entirely unsustainable. Most solutions fix the symptoms, but not the problem. It took a team outside of the industry to pinpoint and solve the root cause of global nutritional degradation. Our responsibility is to realize the solution and empower the people to build a food system By the People, For the

Our food retail system is entirely unsustainable. Most solutions fix the symptoms, but not the problem. It took a team outside of the industry to pinpoint and solve the root cause of global nutritional degradation. Our responsibility is to realize the solution and empower the people to build a food system By the People, For the People.



Steven Siegel Co-Founder (Finance, M&A, Expansion)

25 years experience. C-level Executive of Fortune 1000 companies. Experienced in AI, e-commerce, consumer goods, retail, fashion, finance, and fintech. Orchestrated successful billion dollar deals and has had multiple successful exits.



Steve Larkin Board Member (Marketing and Operations)

20 years experience. C-Level executive of zales, Golfsmith, macy's. experienced in omni-channel retail in Fortune 100, startups, Public and private equity. has had multiple successful exits.



Jim Eliasberg Board Member (Legal)

35 years experience. head legal counsel of Taco Cabana, Golfsmith, Citizens Insurance. Experienced in real estate, consumer goods retail, food retail, supreme court, and landmark cases.



Josh Hoffman Board Member (Technology, Sales, Operation)



20 years experience. global sales leader in Fortune 100 companies, mentor in accelerators for startups. Experienced in technology, SAAS, and services.



Qingbin Yuan Board Member (R&D, Operations)

20 years experience. head innovator of R&D with Hersheys. Experienced in product development, agile innovation, and operations for Fortune 500 - 1000 companies.

Pitch


Tástés
GROCER BY THE PEOPLE
Come Taste Local


Tástés
COME TASTE LOCAL
MISSION
TO UNITE CONSUMERS AND PRODUCERS OF THE WORLD IN A SINGLE VISION AND MISSION OF CREATING A BETTER FOOD SYSTEM TOGETHER.
VISION
TO BUILD AN EMPOWERING AND DEEPLY TRUSTED BRAND ACROSS THE GLOBE
RE-BALANCE RELATIONSHIPS BETWEEN CONSUMERS, PRODUCERS, AND GROCERS FOR EQUALITY
CREATE THE LARGEST, CIRCULAR ECONOMY FOCUSED GROCERY STORE AROUND THE GLOBE
BE AN AFFORDABLE AND INFLUENTIAL LAUNCHPAD FOR EMERGING CONCEPTS
OUR VALUES
CREATE CUSTOMER CENTRIC EXPERIENCES
ALWAYS ACT WITH INTEGRITY & RESPECT
DEVELOP FAIR AND EQUITABLE PARTNERSHIPS
ALL ACTIONS MUST BENEFIT OUR SOCIAL, ECOLOGICAL, AND ECONOMICAL SYSTEM
DO MORE WITH LESS
NURTURE EMERGING BRANDS
EMBRACE INNOVATION, CURIOSITY AND GROWTH
MAKE DECISIONS EVERYONE WILL BE PROUD OF
GIVE BACK TO LOCAL COMMUNITIES


Tástés
(PRONOUNCED TASTY'S)
OUR GLOBAL FOOD SYSTEM IS UNSUSTAINABLE.
And the problem stems from the traditional grocery store model.
GROCERS NET JUST 2% AND FOOD PRODUCERS EVEN LESS.
The trickle down effect is depleting nutrition in our food and soil.
No one wins.
OUR SOLUTION IS SIMPLE AND GLOBALLY SCALABLE.
We fix the margins and democratize the store.
Tástés is the Grocer of the Future.
183% IRR | NET 34% | $100K MONTHLY NET CASHFLOW | ADDRESSES 3 UNITED NATIONS GOALS
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


Tom's Farmstead
CHERRIES
2
ADD TO CART & SCAN NEXT ITEM
CASHIERLESS CHECKOUT NOW
Tástés
IS A HYPER LOCAL GROCER CONCEPT THAT IS GLOBALLY SCALABLE.
MAJORITY OF PRODUCTS ARE LOCALLY SOURCED, AND 100% OF CONSUMER SPEND GOES RIGHT BACK TO THE FARMER OR VENDOR.
WE ARE THE FIRST DEMOCRATIZED GROCER IN THE WORLD.
WE ARE THE FUTURE OF GROCERY.


OUR REVENUE MODEL
WE LEASE SHELF SPACES IN OUR GROCERY STORE TO FOOD BRANDS AT HIGHLY AFFORDABLE RATES
TASTES DISRUPTS BY GOING LOCAL AND AUTOMATING OPERATIONS
SHELF RENTAL
264 STORES
OTHER CHANNELS
CAFÉ, CATERING, E-COMM
NET PROFIT
REVENUE
1 STORE
264 NATIONWIDE
COSTS
1 STORE
34%


DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


OUR DISRUPTIONS
1. BUSINESS MODEL
LOW INVENTORY
NO COMPLEX DISTRIBUTION
AUTOMATION
LOW CAP EX FROM SMALL FOOTPRINT
2. REVENUE MODEL
FOOD SUPPLIERS KEEP 100% OF SALES
WE LEASE OUT SHELVING SPACES
AFFORDABLE STORE SHELVING
VENDORS NET $0.03
VENDORS NET $0.60
3. TECHNOLOGY
HEALTH AND WELLNESS APP INTEGRATION
WORD OF MOUTH SOCIAL DISCOUNT PLATFORM
THOUSANDS OF HEALTH APPS DISCONNECTED FROM GROCERY STORE
HEALTH APPS CONNECTED TO STORE
APP
4. PRODUCT SELECTION & SHELVES ARE DEMOCRATIZED
CONSUMERS DECIDE FOOD SELECTION AND SHELVES ARE FINALLY AFFORDABLE TO ALL FOOD PRODUCERS


FARMER JOE REVENUE COMPARISON
FARMER JOE NETS $0.15
FARMER JOE NETS $0.40 - $0.60 PER DOLLAR
TRADITIONAL GROCER
TASTES
SHELF FEE


GROCERY STORE PROBLEMS
Tastes SOLUTIONS
RAZOR THIN NET PROFIT
30-34% NET PROFIT
LOW PROFIT = LOW COMPETITIVE EDGE
HIGH MARGIN, HIGH GROWTH
HIGH INVENTORY COSTS
0 INVENTORY
COMPLEX DISTRIBUTION = HIGH COSTS
DIRECT DISTRIBUTION = MAJOR SAVINGS
POOR SCALABILITY $7.5-$40M EA
HIGH SCALABILITY $2.6m EA
TOO BIG, TOO SLOW
SMALL, NIMBLE, FLEXIBLE
OUTDATED & ALWAYS CHASING
BORN ADVANCED
STORES ARE BORING - A CHORE TO SHOP
EXCITING DESTINATION POINT
BAD FOR THE PLANET
GREAT FOR THE PLANET
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


Tastes
THE STORE


Tastes STORE #1 REVENUE
STORE
SHELVING RENTAL
STORAGE RENTAL
$2.4M/YR
ONLINE
DELIVERY MEMBERSHIPS
$1.2M/YR
CAFE & CATERING
JUICE BAR
CAFE
BROTH, BREW, AND BEER BAR
PARTY PLATTERS
CATERING
STORE BRAND PRODUCTS
$740K/YR
EVENTS
PRIVATE PARTY SPACE RENTAL AT CAFE
COOKING CLASSES
GUEST CHEFS TICKETED EVENTS
SUPPER CLUBS
QUARTERLY CITY-WIDE FOOD FESTIVALS
$148K/YR
TOTAL REVENUE PER STORE: $4M TO $6.7M (AT MATURITY)
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


Tastes PRODUCT CATEGORIES & CHANNELS
MAJORITY OF THESE PRODUCTS ARE LOCALLY SOURCED




Tastés OUR SECRET SAUCE
Freshness, Quality, Price!
Community and Consumer Drive.
Experiential.
100% of Spend Goes Back to Food Supplier.
ENGLE FARMS
ADD TO CART & SCAN NEXT ITEM
Farmer Direct Prices
AN EXPERIENCE UNLIKE ANY OTHER
Bone Broths, Brews, & Beers on tap
Local, Delicious Superior
HARVEST YOUR HERBS
VINTAGE
brunch
VIP GUEST EVENTS
AUTOMATED CHECKOUT
WARM AND INVITING
MEET YOUR FARMER
LOUNGE, SNACK, & JUICE


Tastés
TECHNOLOGY


Tastés VENDOR OWNED AND MANAGED INVENTORY IN-STORE AND ON MARKETPLACE
INVENTORY MANAGEMENT
VENDOR STOREFRONT MANAGEMENT
PAYMENT MANAGEMENT


Tastés CUSTOMER FACING TECHNOLOGY
IN-STORE
COMMUNITY BUILDING AI PLATFORM + HEALTH AND WELLNESS APPS
ONLINE MARKETPLACE


Tastés WORD OF MOUTH PLATFORM
4. EVERYONE IN BEN'S SOCIAL GROUP RECEIVES OFFERS. THE BIGGER HIS SOCIAL GROUP, THE MORE INCENTIVES HIS GROUP UNLOCKS.
1.
2.
3.


Tastés HEALTH AND WELLNESS APP STORE
WE WILL BE THE APPLE STORE OF HEALTH AND WELLNESS APPS.
APPS WILL BE ABLE TO UTILIZE OUR GLOBAL CUSTOMER DATA UPON CUSTOMER'S APPROVAL.


1
APP 2
TÄSTĒS CUSTOMER DATA
APP 5
APP 3
APP 4


Tastés
COMPETITIVE ANALYSIS

WHY VENDORS CHOOSE US

Tastés

VENDOR BENEFITS

	TĀSTĒS	OUTDOOR MARKETS	WHEATSVILLE	WHOLE FOODS	HEB	[illegible]
VENDOR KEEPS 100% OF SALES REVENUE	✓	✓				
$190/MTH RENT WITH US VS. $150 EVERY WEEKEND AT FARMER'S MARKETS	✓					
SELL 7 DAYS A WEEK RAIN OR SHINE	✓	✓	✓	✓	✓	✓
STORE PROVIDES CHECKOUT SERVICES	✓		✓	✓	✓	✓
LIVE STREAMING CAMERAS TO VIEW INVENTORY & BEHAVIOR	✓					
VENDOR STORY PLAYING ON TOUCH SCREENS & CELL PHONES	✓					
CUSTOMERS HAVE DIRECT ACCESS TO VENDORS	✓					
CONVENIENCE FOR EXISTING CUSTOMERS	✓	✓	✓	✓	✓	✓
SELF MANAGED COUPONS AND SPECIALS	✓	✓				
VENDORS WILL RECEIVE PROFIT FROM RETAIL MARKUP INSTEAD OF THE GROCERY STORE	✓	✓				
PROFIT SHARE WITH VENDORS - 20% EARMARKED FOR GROWTH OR SUSTAINABLE FARMING PRACTICES	✓					

WHY SHOPPERS CHOOSE US

Tastés

CONSUMER BENEFITS

	TĀSTĒS	OUTDOOR MARKETS	WHEATSVILLE CO-OP	WHOLE FOODS	HEB	[illegible]
WHOLESALE PRICING WITHOUT BUYING IN BULK	✓					
HIGHEST LEVELS OF NUTRITIONAL VALUE DUE TO FRESHNESS	✓	✓	✓			
LARGELY LOCAL PRODUCE & PRODUCTS (WITHIN 3 HOURS DRIVE)	✓	✓	✓			
IMMEDIATE AND DIRECT COMMUNICATION W/ VENDORS	✓	✓				
LEARN ABOUT THE VENDOR'S STORY AND THEIR COMPETITIVE EDGE	✓	✓				
CELL PHONE SCAN AND GO - FAST & SAFE CHECKOUT	✓				✓	
FOOD SOURCE TRANSPARENCY	✓	✓				
100% OF PURCHASE GOES BACK TO VENDOR	✓	✓				
ONLINE ACCOUNT - SHOPPING LIST, CURBSIDE, REWARDS, ETC	✓			✓	✓	✓
VERIFIED CLEAN & VALID LABLES - VERIFIED IN PERSON BY STORE	✓					
WIDE SELECTION OF GRAB AND GO MEALS FROM TOP RESTAURANTS OR FOOD ESTABLISHMENTS ALL OVER THE CITY	✓					

WHY EMPLOYEES CHOOSE US

Tastés

EMPLOYEE BENEFITS

	TĀSTĒS	OUTDOOR MARKETS	WHEATSVILLE CO-OP	WHOLE FOODS	HEB	[illegible]
OPTION TO WORK 1 DAY PER WEEK	✓					
$3 STORE DOLLARS EARNED PER HOUR WORKED	✓					
FREE OR DISCOUNTED CLASSES NEGOTIATED WITH VENDORS	✓	✓	✓			
REFERRAL PROGRAM HELPING STAFF FURTHER CAREER W/ VENDORS	✓					
$250 HEALTHCARE FOR PART TIME AND FULL TIME STAFF	✓			✓	✓	✓
CROSS TRAINING	✓	✓				
ATTEND CULINARY CLASSES AND TICKETED EVENTS FOR FREE	✓					


Tastés
SWOT

STRENGTHS

- HARD TO FIND TOP QUALITY PRODUCTS AT

WEAKNESS

- SMALLER SELECTION


VALUE PRICING
• AUTOMATED FAST SERVICE
• GOOD GUYS BRANDING
• LOCATED ON MAJOR THOROUGHFARE
• NO INVENTORY, LOW OVERHEADS
• HIGH NET PROFIT & CASH FLOW
• GROWING UPPER CLASS
• NEW UNKNOWN GROCERY BRAND
• VENDORS MUST SCALE IN ORDER FOR US TO SCALE
• LACK OF GENERAL SERVICES SUCH AS PHARMACY FOUND IN BIG GROCERS
• DEPENDENT ON SMALL PRODUCERS WITH LESS SCALABILITY
OPPORTUNITY
• BEING A PHYSICAL OUTLET FOR GHOST KITCHENS
• EXPONENTIAL GROWTH WITH COMMUNITY BUILDING PLATFORM
• SERVE LARGE UNDER-SERVED MARKET
• EXPLOSIVE GROWTH IN CITY
• EXPLOSIVE NEED FOR BETTER FOR YOU FOOD PRODUCTS
• BIG INVESTMENTS IN THIS SPACE
THREAT
• FAST EMERGENCE OF NEW COMPETITORS GLOBALLY
• SUPERMARKETS
• SHRINKING MIDDLE CLASS
• PANDEMIC DRIVEN THREATS


Tāstēs OPPORTUNITIES & BARRIERS TO ENTRY
E-COMMERCE
• OPPORTUNITY:
1. LOWER CUSTOMER ACQUISITION COSTS AND RETENTION RATES
• BARRIER TO ENTRY:
1. UNABLE TO LOWER ACQUISITION COSTS
HOME DELIVERY MEALS
• OPPORTUNITY:
1. LOW CUSTOMER ACQUISITION COSTS
2. HIGHER NUTRITION FOOD
3. HIGH OPERATIONS COSTS
• BARRIER TO ENTRY:
1. UNABLE TO CHANGE OPERATIONAL AND BUSINESS MODEL
FARMER'S MARKETS
• OPPORTUNITY:
1. MODEL THAT NURTURES THE SUPPLIER-CUSTOMER RELATIONSHIP WITHOUT PERSON TO PERSON INTERACTION WHILE MAINTAINING A FUN EXPERIENCE
• BARRIER TO ENTRY:
1. INVESTMENT COSTS
Tāstē
A STORE TAILORED FOR THE NEW GENERATIONS
GOOD FOR YOU
LOCAL & SPECIALTY FOOD
DISCOUNT PRICES
FUN & EXCITING SHOPPING EXPERIENCE
SMALL FOOTPRINT STORE
MEMBERSHIP DISCOUNT STORES
• NO STORES THAT OFFER HIGH QUALITY PRODUCTS AT VALUE PRICES WITHOUT HAVING TO BUY IN BULK.
• HIGH LABOR, DISTRIBUTION, REAL ESATE COSTS
TRADITIONAL GROCERY STORE
• OPPORTUNITIES:
1. A STORE THAT GIVES LOCAL BRANDS A TRULY AFFORDABLE LAUNCHING PAD IN A RETAIL STORE ENVIRONMENT
2. MODERN STORE THAT APPEALS TO THE APPETITE AND VALUES OF FUTURE GENERATIONS
• BARRIER TO ENTRY:
1. REQUIRES TEAR DOWN OF ENTIRE LEGACY SYSTEM AND BUSINESS MODEL
Blue Apron
COSTCO
HEB


Tāstēs
TRAJECTORY


Tāstēs FUTURE TIMELINE
OCT 2021
NOV 2021
DEC 2021
FEB 2022
MAR 2022
APR 2022
LEASE EXECUTED
LOCAL MARKETING AND PR PUSH
CROWDFUNDING CAMPAIGN LAUNCHED
PERMITTING PROCESS BEGINS
STORE PLANNING AND RENDERING BEGINS
POP UP GROCERY STORE WITH ACTIVATION EVENT
ROLLING CLOSE FROM CROWDFUNDING
CONSTRUCTION BEGINS
POP UP GROCERY STORE WITH ACTIVATION EVENT
SHELF SPACES PRE-SOLD
SHELF RENTAL DEPOSITS RECEIVED
VENDOR ON-BOARDING BEGINS
SOFT LAUNCH
VENDOR AND VIP PARTY
NATIONAL PR PUSH
GRAND OPENING PARTY WITH FOOD FESTIVAL OVER TWO WEEKENDS


Tāstēs TRAJECTORY
GLOBAL EXPANSION WITH STORES AND E-COMMERCE.
ADVANCED TECH INTEGRATED INTO STORES AND IT PLATFORM.
YR 10-13 2033
YR 9-12 2030
We reach over $1B revenue here
YR 6-8 2027
Expansion into Europe through M&A, or Franchise
YR 3-5 2024
Nationwide Online Marketplace
Nationwide Health and Wellness App Store
YR 1-2 2024
Texas Online Marketplace
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


Tāstēs
MARKET


Tastes MARKET SIZE
TAM: $750B
USA GROCERY SALES REVENUE
IN-STORE & E-COMMERCE
SAM: $99.71B
SPECIALTY FOOD SALES
IN-STORE & E-COMMERCE
SOM: $1.3B
TASTES TARGET MARKETS
IN-STORE & E-COMMERCE
IN CITIES WITH 300K POPULATION AND UP
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


OUR SHOPPERS
HEALTH CONSCIOUS
WILLING TO PAY FOR QUALITY
SEEKS ORGANIC, VEGAN, GLUTEN FREE
ABOVE $75K HH INCOME
PRIMARY OR SECONDARY SHOPPER
SEEKS NEW PRODUCTS
GOES TO FARMER'S MARKETS & SPECIALTY STORES
DOES NOT LIKE BIG CROWDED STORES
ORDERS ONLINE
CELL PHONE USER
GROCERY SHOP MIN. 1X PER WEEK
SHOPS AT MULTIPLE STORES
DRAWN TO SAMPLES & EVENTS
DRAWN TO UNIQUE EXPERIENCES
RESTAURATEUR / CHEF
SUPPORTS LOCAL BUSINESSES
GEN Z 68M PEOPLE 10%
BABY BOOMERS 71.6M PEOPLE 20%
GEN X & Y 137.3M PEOPLE
70%


OUR VENDORS
MOSTLY LOCAL:
FARMERS
MANUFACTURERS
CPG BRANDS
RESTAURANTS
SUPPLIERS
AGGREGATORS
PET SUPPLIERS
ALCOHOL DISTRIBUTORS
BEVERAGE COMPANIES
VENDOR CRITERIA TO PREVENT
HIGH SHELF TURNOVER
OPERATIONS AND SALES:
QUALITY AND REPUTATION:
BUSINESS & PRACTICES:


Tastes
VALIDATION


RECENT DEAL FLOWS
IPO
- FRESH MARKET $1.36B+
- ZOMATO $1.3B
- ALBERTSON'S CONSIDERING MISSION PRODUCE
- APP HARVEST
- IMPOSSIBLE FOODS $10B
INVESTMENTS
- AMAZON ROLLS OUT PALM SCANNING TECHNOLOGY
- VEJII ACQUIRES VEGAN ESSENTIALS $1.4M
- FOOD LION PURCHASES 62 STORES
- AMAZON BUY 5.4M SHARES OF SPARTAN NASH
- SUN BASKET RAISES $30M
- BIG Y DEBUTS E-COMMERCE PLATFORM
- ATLAS COMPANY RAISED $40M FROM LEADERS OF APPLEGATE, WHOLEFOODS, AND STONEYFIELD
- MERCATO RAISES $26M FOR E-COMMERCE PLATFORM
M&A
- ALIBABA ACQUIRES SUNHARVEST $3.6B
- WALMART ACQUIRES FLIPKART $16B
- EG GROUP ACQUIRES WALMART U.K. BRAND FOR $9.42B
- NCR ACQUIRES FRESHSHOP FOR UNDISCLOSED AMOUNT
- AHOLD DELHAIZE ACQUIRES FRESHDIRECT FOR UNDISCLOSED AMOUNT
- PIGGLY WIGGLY ACQUIRES HI-LO STORES
- ACME ACQUIRES 27 KINGS FOOD BALDUCCI STORES
- DANONE ACQUIRES 100% OF FOLLOW YOUR HEART
- US FOOD ACQUIRES FOODSERVICE WAREHOUSE STORES
- GRUBMARKET ACQUIRES BOSTON ORGANICS
- CAREFOUR ACQUIRES DEJBOX
- GIANT BUYS 3 MUSSER'S MARKETS
- JACKSON MITCHEL HOLDINGS ACQUIRES LITTLE GIANT FARMERS MARKET
- OISIX RADAICHI ACQUIRES PURPLE CARROT FOR $20M
- APOLLO REACQUIRED SMART AND FINAL FOR $1.1B


INDUSTRY SHIFT TOWARDS
LOCAL & AUTOMATION
Dom's Kitchen & Market Quickly Becoming Food Destination in Chicago (EXCLUSIVE PHOTOS)
Whole Foods to Open Hyper-Local Store in Tampa, Florida
Amazon Builds Cashierless Tech in Full-Size Grocery Store for the First Time


The new Amazon Fresh grocery store in Bellevue, WA, marks a pivotal moment for Amazon: the first time the retail giant has built the option to shop using its Just Walk Out cashierless tech in a full-size grocery store.


VENDORS LOVE Tāstés
"This is an amazing concept. I cannot wait to do business with you!" - La Mimi Bakery, Yamina
I can still have direct sales to customers and restaurants. I am definitely very interested! - Belle Vie
YES
NO
"Definitely put me down for a spot. I have a lot of products. I hope you have enough shelves!" -- Monarch Herbs, Nikki
"What a great idea! I want to sell my cooking kits and cooking sauces! - Kai, Simpli Thai
I am all for it and in fact, I would like to lead the charge in repurposing the food." - Casper Fermentables, Ben
"All I need is refrigeration. Where do I sign?" -- Austin Keffir Microbrewery, Marci


Tāstés
NATIONAL CONSUMER SURVEY


CONSUMERS CHOSE Tāstés
When asked on a national survey which store they will choose as their PRIMARY grocery store, Taste's (aka Mayfield) with MEMBERSHIP buy-in beat out all other grocery store choices including HEB type chains, Costco, Sam's Club, Amazon, and Instacart!
Which of these stores would you do most of your grocery shopping at, which would be the second most, and which the third most? Please choose an answer in each row.
A MEMBERSHIP only Taste Store with WHOLESALE PRICES BEAT OUT grocery chains, Costco, and Amazon/Instacart to be the PRIMARY STORE OF CHOICE!


CONSUMERS STILL CHOSE Tāstés
Same question but survey takers was asked to presented a no membership
Taste's (aka Mayfield) with NO MEMBERSHIP buy-in was an equally appealing choice when compared to a typical grocery store chain,
Which of these stores would you do most of your grocery shopping at, which would be the second most, and which the third most?
A NO MEMBERSHIP Taste store with RETAIL PRICES was an EQUAL CHOICE to typical grocery chains!
PRIMARY STORE
SECONDARY STORE
TERTIARY STORE
MAYFIELD W/ NO MEMBERSHIP
TYPICAL GROCERY STORE
COSTCO, SAM'S
AMAZON, INSTACART
NONE


CONSUMER FEEDBACK
Tāstés
"I would travel out of my way to get to you."
"Sounds like a really cool place. I will have to visit you when you open."
"What you are doing is really great. I will absolutely be a customer"
"Bone Broth, wholesale pricing, and local? You got me!"
"The most exciting concept since Whole Foods. Refreshingly customer centric."
"So happy to hear the focus on local businesses and how you want to support them. It's about time"
"You mean I don't have to stand in line anymore? That alone is enough"
"I really hope you open one up in my side of town and I really hope this isn't just an idea"


Tāstés


OPERATIONS


Tastés
MANAGEMENT & ADVISORY TEAM
MULTIPLE EXITS AND 150YRS EXPERIENCE
CHERYL CUNNINGHAM
FOUNDER AND CEO
STEVEN SIEGEL
QINGBIN YUAN
RESEARCH & DEVELOPMENT ADVISOR
JOSH HOFFMAN
SALES, TECH, OPERATIONS ADVISOR
JIM ELIASBERG
HEAD COUNSEL AND LEGAL ADVISOR


OUR EMPLOYEES
FOODIES
SEEK GOOD FOR YOU FOODS
ALIGNS WITH OUR VALUES
HAS IN-DEPTH KNOWLEDGE OF OUR PRODUCTS
POSSESS GREAT PERSONALITY
EXEMPLARY SERVICE AND RELIABILITY
CONDUCTS HIM/HERSELF IN A RESPECTABLE MANNER
SEEKING PART TIME OR FULL TIME
SEEKS A BETTER LIFE
GOES TO FARMER'S MARKETS & SPECIALTY STORES
IS TECHNOLOGICALLY SAVVY
DRAWN TO UNIQUE EXPERIENCES
SUPPORTS LOCAL BUSINESSES


Tastés
INCLUSIVE DIVERSE WORKFORCE
THE AVERAGE GROCERY STORE NEEDS 40.9 STORE EMPLOYEES
WE ONLY NEED 8 PER SHIFT
PART TIME STORE EMPLOYEES (3 PER SHIFT)
FULL TIME CORPORATE STAFF (SCALE AS WE GROW)
PART TIME CAFE COOKS (2 PER SHIFT)
FULL TIME E-COMMERCE & STORE MANAGEMENT (3 PER STORE)


Tastés GO TO MARKET YEAR ZERO TO TWO
8 MONTHS TO LAUNCH (MAR 2022)
- ENGAGE PUBLIC RELATIONS CO.
- HOST WEEKLY EDUCATIONAL EVENTS
- FOR VENDORS
- GUERRILLA MARKETING
- LOCAL PUBLICATIONS
- SOCIAL MEDIA ADS
- SPEAKING ENGAGEMENTS
- ANNOUNCEMENT OF PARTNERSHIPS
- "COMING SOON" BANNERS
- ON-SITE BILLBOARD MARKETING
- TRADE MAGAZINES
- MARKETING TO EXTEND TO NEIGHBORING CITIES
- POP UP HOLIDAY EVENTS
- VIP CUSTOMERS & VENDOR SOFT LAUNCH PARTY IN FEB
- GRAND LAUNCH PARTY IN MARCH OVER TWO WEEKENDS
- CELEBRITY APPEARANCES
- SOCIAL MEDIA INFLUENCERS
- SOCIAL MEDIA FOLLOWERS - 10,000 followers
- SOFT LAUNCH INVITES - 1500 invites
- GRAND OPENING INVITES (FOOD FEST) - 1500 invites
- GRAND OPENING INVITES (EVENING PARTY) - 300 invites
YR 2022 (1 STORE)
- CROSS MARKETING WITH VENDOR'S MARKETING LIST
- PUBLIC RELATIONS CO.
- COUPONS AND OFFERS
- 15 SAMPLE STATIONS PER DAY
- CULINARY CLASSES
- GUEST CHEF AND SUPPER CLUB EVENTS
- CUSTOMERS AND VENDORS DISCOVERY EVENTS
- CRITIC REVIEWS AND SOCIAL MEDIA INFLUENCERS
- QUARTERLY FOOD FESTIVALS
- DESTINATION SITES AND PUBLICATIONS ADVERTISING
- HOST WEEKLY EDUCATIONAL EVENTS
- FOR VENDORS
- LOCAL PUBLICATIONS
- FOR PROFIT AND NON-PROFIT PARTNERSHIPS
- PRINT, DIGITAL, SOCIAL MEDIA MARKETING
- SPEAKING ENGAGEMENTS
- ON-SITE BILLBOARD MARKETING
- TRADE MAGAZINES
- PRIVATE AND PUBLIC EVENTS
- HOUSEHOLDS PER MONTH (IN-STORE) - 813 HOUSEHOLDS PER MONTH
- CUSTOMERS PER MONTH (E-COMMERCE) - 150 CUSTOMERS PER MONTH
- SOCIAL MEDIA FOLLOWERS - 100/week followers
YR 2023 (2 STORES)
- SAME AS YEAR 1
- HOUSEHOLDS PER MONTH (IN-STORE) - 1,626 HOUSEHOLDS PER MONTH
- CUSTOMERS PER MONTH (E-COMMERCE) - 2194 CUSTOMERS PER MONTH
- SOCIAL MEDIA FOLLOWERS - 300/week followers

Disclaimer: These projections cannot be guaranteed


Tastés
NUMBERS


YR 2027
EBIDTA - $54M
NET - $45M
REVENUE - $109.6M
YR 2026


YR 2022
YR 2023
YR 2024
YR 2025
USA ONLY
PROJECTED FINANCIALS
163% IRR AT YEAR 6
BREAKEVEN = YEAR 3
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


EBIDTA AND NET PROFIT COMPARISON
Tastes
BASED ON YEAR 5
TRADITIONAL
GROCERY STORE
EBIDTA 56.7%
OPERATIONS 27.61%
DIRECT COSTS 17%
TOTAL COSTS
85.62%
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


FINANCIAL RATIOS
ALMOST NO INVENTORY
$72
34%
2%
IF WE TAKE ON DEBT
1.21
1.6
29%
GMROI
NET PROFIT
CURRENT RATIO
GROSS MARGIN
LTV = $5529
LTV = $2,170
0.95
1.5
15
CAC = $10
CAC = $35
DEBT TO WORTH
INVENTORY TURNOVER
PER SHELF/YR
E-COMM CAC TO LTV
IN-STORE CAC TO LTV
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


Tastes COMPS AT A GLANCE
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


Tastes VENDOR ECONOMICS
MONTHLY UNITS REQUIRED FOR VENDORS TO BREAKEVEN
6.4 VISITS/MTH
$5.8
$6.77
REQUIRED TO BREAKEVEN/MONTH
EXPECTED TO BRING IN
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED


LET'S BUILD
YOUR BRAND
AND
OUR STORE
TOGETHER
WE WILL ALWAYS BE
AFFORDABLE
SO YOU CAN BE
SUSTAINABLE



Tāstēs
CAPITAL RAISE



SOURCES & USES
Sources:
Funds Invested
Shareholders $-
Total Funding
Uses:
All Regular Stores
Flagship Store
ARCHITECT, MEP, PERMIT, SOFTWARE
Beginning Inventory
Beer and Wine License
Deposits Required
Vehicles Purchased
Furn., Fixt., Equip.
Leasehold Improvement
Initial Marketing Cost
Prepaid Expenses Cost
1.5 Years Runway $672,422 $1,681,055
STARTUP COSTS
1.5 YEAR CUSHION
TOTAL CAPITAL TO RAISE $1,216,881 $2,958,030
Expense
Current Assets
Fixed Assets
DISCLAIMER: FORWARD-LOOKING PROJECTIONS CANNOT BE GUARANTEED
Tāstēs
CAPITAL RAISE
AND USE OF FUNDS
USD$3M FOR STORE ONE
BUILDOUT AND LAUNCH
MINIMUM $50,000 INVESTMENT



Tāstēs
KEY PARTNERSHIPS
PROCURED:
• INVESTORS**
• FOR PROFIT & NON-PROFIT F&B ORGANIZATIONS**
• LOCAL FARMERS AND VENDORS**
• LOCAL SMALL BUSINESS DISTRIBUTORS**
• COMMERCIAL KITCHENS**
• GHOST KITCHENS**
• F&B / CPG CONSULTANTS**
• ALL OTHER F&B / CPG RELATED CONSULTANTS**
• GUEST AND CELEBRITY SPEAKERS**
IN PROGRESS:
• UNIVERSITIES
• SPORTS, HEALTH & WELLNESS RELATED TEAMS/GROUPS
• CHAMBER OF COMMERCE
• CONSUMERS GOODS STORES & LOCAL FOOD RETAILERS
• RESTAURANTS & FOOD ESTABLISHMENTS
• SMALL BUSINESS ADMINISTRATION
• FARMER'S MARKET AGGREGATORS
• HOTELS
• CORPORATE BUSINESSES
• APARTMENT COMPLEXES
• HOA'S
• FOOD DELIVERY COMPANIES (E.G. INSTACART)



Tāstēs
THEORY OF CHANGE



THEORY OF CHANGE
FAR HIGHER REVENUE FOR ALL PARTIES
CONSUMERS PAY LOWER PRICES
DRASTIC REDUCTION OF COSTS
REINVESTMENT OF PROFIT TO PRODUCE HIGHER QUALITY FOOD OR BETTER SUSTAINABILITY PROGRAMS
FINANCIAL
GOING LOCAL
DEMOCRATIZE
EARTH
REDUCTION OF CARBON
REVERSE DAMAGES BY BIG BOX GROCERS
REDUCTION OF GREENHOUSE GASSES
REDUCTION OF FOOD WASTE
REDUCE SPREAD OF INFECTIOUS DISEASES
REDUCTION OF PACKAGING FOR DISTRIBUTION
SOCIAL
BIG BOX LOSES MARKETSHARE
HIGHER QUALITY
SUSTAINABLE
HEALTHIER PEOPLE
NUTRITIONAL LEVELS OF FOOD INCREASES
GLOBAL MOVEMENT TO SHIFT TO BETTER GROCERY MODELS
LOCAL BUSINESSES HAVE AN AFFORDABLE INCUBATING PLATFORM
CONNECTS CONSUMERS DIRECTLY TO FOOD SOURCE
EMPOWERING CONSUMERS WITH TRUE CHOICE
STRONG LOCAL ECONOMY AND RELATIONSHIPS BETWEEN CUSTOMERS & FOOD PRODUCERS
BIG GROCERS BEGIN LOSING MARKET SHARE
HEALTHIER COMMUNITY ECO-SYSTEM



HOW EVERYONE BENEFITS BY GOING LOCAL
Tāstēs
TRADITIONAL
ANIMAL FARMS ARE BETTER:
PASTURE RAISED
SUSTAINABLE FARMING PRACTICES
NO USE OF ANTIBIOTICS AND HORMONES
SUPPORTS LOCAL ECONOMY
PROPER ANIMAL WELFARE
INDEPENDANT FARM MANAGEMENT
FARM
FACTORY
FACTORY PRODUCTION:
PRODUCE FARM ARE BETTER:
PROMOTES BIODIVERSITY & ECOSYSTEM
AVOID USE OF PESTICIDES
USE OF NATURAL FERTILIZATION
NON GENETICALLY MODIFIED CROPS
SOIL PRESERVATION
INDUSTRIAL FARM:
USE OF PESTICIDES
THE TASTES MODEL IS BETTER:



FRESHEST & HIGHEST NUTRITIONAL LEVEL
CONSUMERS CONTROL FOOD CHOICES
STRENGTHENS LOCAL ECONOMY
LOW EMISSIONS FROM LESS TRAVEL
FAIR WAGES AND GOOD WORKING CONDITIONS
GREATER ROI FOR VENDORS
FACTORY
CORPORATIONS CONTROL OUR DIET
LONG DISTANCE DISTRIBUTION EMISSIONS
HIGH COSTS RESULTING IN STORES FORCING



Tastés
TRACTION



CURRENT STATUS
• 40% OF SHELVING SPACES PRE-SOLD
• LOCATION SECURED - 3212 S. CONGRESS, AUSTIN TX
• CLOSED PRE-SEED FUNDING OF $300K
• TOTAL SEED FUNDING NEEDED - $3,000,000
CLOSED - $300K
ANGEL / VC - $1.7M (currently underway)
CROWDFUNDING - $1.07M (currently underway)
• Class A Preferred with Voting Rights
• www.WeFunder.com/tsts
• minimum $100 investment



Tastés
ADDENDUM



Tastés TECHNOLOGY FOR IN-STORE SHOPPING
CUSTOMER FEATURES (IN STORE)
PRODUCT PAGE SAMPLE



Tastés TECHNOLOGY FOR REMOTE SHOPPING
CUSTOMER FEATURES (REMOTE ACCESS)



Tastés TECHNOLOGY FOR CURBSIDE PICK-UP
CUSTOMER FEATURES (CURBSIDE PICKUP)
CURBSIDE PICK-UP




Tastes TECHNOLOGY FOR VENDORS
VENDOR FEATURES (REMOTE ACCESS)


Tastes TECHNOLOGY FOR STORE OPERATIONS
ALL ACCESS MASTER FEATURES
CUSTOMER FEATURES (IN STORE)
CUSTOMER FEATURES (REMOTE ACCESS)
CUSTOMER FEATURES (CURBSIDE PICKUP)
VENDOR FEATURES (REMOTE ACCESS)


SEASONAL PRODUCE PROCUREMENT PLAN
Customers are aware that locally grown produce is seasonal and typically substitute with alternative choices.
Farmers can opt to be a reseller during those times. Produce will be clearly labeled with origin and organic or non-organic lable.
If Farmer opts not to be a reseller, Tastes will stock with replacement produce or lease to another in-season producer.
IN SEASON
FARMER
TRANSPORTS TO STORE
STOCK HIS/HER SHELF
OUT OF SEASON
RESELLER
PURCHASES TOMATOES FROM A WHOLESALER
TRANSPORTS TO STORE
STOCK HIS/HER SHELF


Tastes
THANK YOU FOR YOUR TIME
AND CONSIDERATION
STEVEN LARKIN
CMO, BOARD OF ADVISOR
CHERYL CUNNINGHAM
FOUNDER, CEO, CHAIRMAN
STEVEN SIEGEL
COO, CFO, BOARD OF ADVISOR

Downloads

Tastes Cafe View V3.jpg

Tastes Indoor V3.jpg

Tastes Cafe Exterior V3.jpg

Financial Model - 5000sqft w Social Platform - Financial Model - 6.10.21.xlsx

Real Investor Investor Pitch - 15 pager 2 .pdf

JAN 2022 Newsletter Investors 2.pdf